EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
North Bay Bancorp:
We consent to the use of our report dated March 15, 2006, with respect to the consolidated balance sheets of North Bay Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement-prospectus.
Sacramento, California
February 14, 2007